


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2002
WASH, D.C.
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ended August 20, 2002

Coolbrands International, Inc.
(formerly Yogen Früz World-Wide Incorporated)
(Translation of registrant's name into English)

8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______   No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

Materials relating to Registrant and filed pursuant to this Form 6-K include a press release relating to the acquisition of Business and Assets of Chipwich.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOLBRANDS INTERNATIONAL, INC.



Date August 27, 2002

By ______________________
Name: Aaron Serruya
Title: Executive Vice President

NEWS FROM:
COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor
Markham, Ontario, Canada, L3R 9Y7

Contact: Michael Serruya
Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: August 20, 2002

COOLBRANDS ACQUIRES CHIPWICH

CoolBrands International Inc. (TSE: COB.A) announced today that it has purchased the business and assets of Chipwich, Inc., the Piermont, NY based maker of the world famous Chipwich Ice Cream Cookie Sandwich.

A Chipwich is premium ice cream sandwiched between two specially formulated chocolate chip cookies and rolled in pure chocolate chips. When it was introduced in 1981, Chipwich became an overnight sensation and created the adult premium ice cream novelty category. Since then, Chipwich has established itself as one of the best-known brand names for frozen novelties.

Chipwich Ice Cream Cookie Sandwiches come in a variety of flavors and are sold individually wrapped for single serve and packed six to a box for supermarkets. Market penetration is especially strong in outlets for single serve sales, including nationwide distribution at 7 ELEVEN convenience stores in the United States.

Commenting on the acquisition, CoolBrands International Inc.'s President and Co-CEO, David J. Stein, stated, "Chipwich is a brand name everyone knows and a product with proven appeal and staying power. Chipwich complements our growing portfolio of brands, especially in the impulse arena, where Chipwich is a core segment product. CoolBrands expects to significantly expand distribution of the Chipwich brand, especially in supermarkets, extend the brand through line extensions and realize margin enhancements based on acquisition synergies. "

Coolbrands markets Eskimo Pie® branded frozen novelties and frozen dessert products. Eskimo Pie® created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie® remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana®, Welch's®, Weight Watchers® Smart Ones®, Betty Crocker®, Trix®, Yoplait®, Colombo® and Yoo Hoo® brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Früz®, I Can't Believe It's Yogurt®, Bresler's®, Swensen's®, Golden Swirl®, Ice Cream Churn®, and Java Coast® Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.